Exhibit 77C – The Central Europe and Russia Fund, Inc.

The Annual Meeting of Stockholders of The Central Europe and Russia Fund, Inc. was held on June 28, 2010. At the close of business on May 14, 2010, the record date for the determination of stockholders entitled to vote at the Meeting, there were issued and outstanding 13,917,141 shares of the Fund’s common stock, each share being entitled to one vote, constituting all of the Fund’s outstanding voting securities. At the Meeting, the holders of 12,555,997 shares of the Fund’s common stock were represented in person or by proxy, constituting a quorum. At the Meeting, the following matters were voted upon by the stockholders. The resulting votes are presented below:

1. To elect four Directors to serve for a term of three years and until their successors are elected and qualify.

	Number of Votes
	For	Withheld
Mr. Detlef Bierbaum	11,473,783	1,082,213
Mr. John H. Cannon	11,776,379	779,617
Mr. Richard Karl Goeltz	11,481,741	1,074,255
Mr. Richard R. Burt	11,788,449	767,548

2. To ratify the appointment by the Audit Committee and the Board of Directors of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as independent auditors for the fiscal year ending October 31, 2010.

	Number of Votes
For	Against	Abstain
12,448,928	69,593	37,476